UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 3, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited take no responsibility for the contents of this  announcement,  make  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(incorporated in the Cayman Islands with limited liability)

(Stock  Code: 981)

VOLUNTARY ANNOUNCEMENT SUBSCRIPTION OF SHARES IN JCET

Semiconductor Manufacturing International Corporation (the ‘‘Company’’) is pleased to announce that on 30 August 2018, the Company has, through its wholly-owned PRC subsidiary Siltech Semiconductor (Shanghai) Corporation Limited* (芯電半導體（上海） 有 限 公 司 ), completed a subscription for 34,696,198 shares in Jiangsu Changjiang Electronics Technology Co., Ltd.* (江蘇長電科技股份有限公司) (‘‘JCET’’) in cash by way of private placement (the ‘‘Subscription’’). The shares were subscribed at a price of RMB14.89 per share, with the total subscription price being RMB516,626,388.22. Immediately before and after completion of the Subscription, the shareholding interest of the Company in JCET is 14.28%. The Company understands that JCET has completed the issue and registration procedures of these shares, including listing of the shares on the Shanghai Stock Exchange. The newly subscribed shares will not be transferrable by the Company for 36 months after completion of the Subscription.

For further details about the Subscription, please refer to the announcement of JCET dated 1 September 2018 on the Shanghai Stock Exchange for reference and for information only.

* For identification purposes only

INFORMATION ABOUT JCET

JCET, a company incorporated under the PRC laws, was founded in 1998. It is listed on  the Shanghai Stock Exchange since 2003 (stock code: 600584SH), and mainly engages in research, development, production and sale of semiconductors, electronic components, specialised electrical and electronic equipment, sale of self-support mechanical and electrical products and equipment, import and export of all types of self-support or commissioned goods and technology, raw materials processing and business involving ‘‘processing and assembly with supplied materials, samples and parts or compensation trade’’. Currently, JCET owns comprehensive production, R&D and sales networks in major markets for semi-conductors around the world. It also owns 6 production plants in Jiangyin, Singapore, Incheon in Korea, Suqian and Chuzhou. Its major R&D centres are located in Singapore and Mainland China.

By order of the Board
Semiconductor Manufacturing International Corporation
Gao Yonggang
Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, the PRC
31 August 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only

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